SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Commission File Number: 000-30540
GIGAMEDIA LIMITED
122 TunHua North Road, 14th Floor
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-          .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
Exhibit 99.1.	GigaMedia Notice of Annual Shareholder Meeting and Proxy Statement

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)
Date: June 7, 2007	By:	/s/ Thomas T. Hui
(Signature)
		Name:	Thomas T. Hui
		Title:	Chief Financial Officer

Exhibit 99.1
NOTICE OF THE EIGHTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
GigaMedia Limited
Incorporated in the Republic of Singapore
Registration No.: 199905474H
REGISTERED OFFICE
8 Cross Street
#11-00 PWC Building
Singapore 048424
The 2007 annual general meeting of the shareholders of GigaMedia Limited (the “Company”) will be held on June 29, 2007 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, for the following purposes:
ORDINARY AND SPECIAL BUSINESS
ORDINARY RESOLUTIONS:
To consider and, if thought fit, to pass, with or without modification, the following resolutions which will be proposed as Ordinary Resolutions:
1.	Adoption of audited accounts
RESOLVED that the Report of the Directors, Statement by Directors, Auditor’s Report and Audited Accounts of the Company for the financial year ended December 31, 2006 are received and adopted.
(Resolution 1)
2.	Approval of re-appointment of auditors
RESOLVED that GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International, be and hereby are appointed as the independent auditors of the Company and that the Directors be and hereby are authorized to fix their remuneration.
(Resolution 2)
3.	Approval of Directors’ remuneration
RESOLVED that the remuneration of the Directors is hereby approved in an aggregate amount not exceeding US$700,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.
(Resolution 3)
4.	Approval for authority to allot and issue shares
RESOLVED that authority be and is hereby given to the Directors of the Company to:
(1)	(a)	issue ordinary shares in the Company (“Shares”) whether by way of rights, bonus or otherwise; and/or
(b)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be issued, including but not limited to the creation and issue of as well as adjustments to warrants, debentures or other instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and
(2)	notwithstanding that the authority conferred by this Resolution may have ceased to be in force, issue Shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force.
(Resolution 4)
5.	Approval for Share Purchase Mandate
RESOLVED that:
(1)	for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Shares not exceeding in aggregate the

Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchase(s) on The Nasdaq Stock Market (“Nasdaq”) and otherwise in accordance with all other laws and regulations and rules of Nasdaq as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the “Share Purchase Mandate”);
(2)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:
(a)	the date on which the next Annual General Meeting of the Company is held; and

(b)	the date by which the next Annual General Meeting of the Company is required by law to be held;
(3)	in this Resolution:
“Average Closing Price” means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on Nasdaq immediately preceding the date of market purchase by the Company and deemed to be adjusted in accordance with the listing rules of Nasdaq for any corporate action which occurs after the relevant five day period;
“Maximum Limit” means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and
“Maximum Price”, in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed 105% of the Average Closing Price of the Shares.
(4)	the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.
(Resolution 5)
6.	Adoption of GigaMedia Limited 2007 Equity Incentive Plan
RESOLVED that,
(1)	the equity incentive plan to be known as the GigaMedia Limited 2007 Equity Incentive Plan (the “Plan”), under which options and awards will be granted to persons who, inter alia, are non-employee directors, officers, employees, advisors or consultants of the Company and/or its subsidiaries, and are selected to participate in the Plan, in the form submitted to the Eighth Annual General Meeting and signed, for the purposes of identification, subscribed to by the Chairman of the Eighth Annual General Meeting or in such other form as may be approved by any Director of the Company, be approved and hereby adopted;

(2)	the Directors of the Company be and are hereby authorized to (i) establish the Plan and (ii) grant options and awards in accordance with the provisions of the Plan and to allot and issue from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options and/or the terms of the awards granted under the Plan; and

(3)	the Directors of the Company and each of them be and are hereby authorized to complete and do all such acts and things (including modifying the Plan and executing all such documents as may be required under or pursuant to the Plan) as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.
(Resolution 6)
7.	To transact any other business as may properly be transacted at the Eighth Annual General Meeting of the Company.

NOTES:
1. Shareholders are cordially invited to attend the meeting in person. Whether or not you plan to be at the annual meeting, you are urged to return your proxy. A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and to vote instead of him.
2. Shareholders wishing to vote by proxy should complete the attached form.
3. The proxy form of an individual shareholder shall be signed either by the shareholder personally or by his attorney. The proxy form of a corporate shareholder shall be given either under its common seal or signed on its behalf by an attorney or a duly authorized officer of the corporate shareholder.
4. A proxy need not be a shareholder of the Company.
5. The proxy form (and if relevant, the original power of attorney, or other authority under which it is signed or a notarially certified copy of such power or authority of relevant thereof) must be deposited at the Bank of New York, P.O. Box 11498, New York, N.Y. 10203-0498, or the office of the Company, 122 Tunhwa North Road — 14/F, Taipei 10595, Taiwan R.O.C., not less than 48 hours before the time for holding the Eighth Annual General Meeting, that is by no later than 3:00 a.m. June 27, 2007 (New York time), or 3:00 p.m. June 27, 2007 (Taipei time), failing which the proxy shall not be treated as valid.
6. Only shareholders of record at the close of business on May 31, 2007 are entitled to notice of and to vote at the meeting, or any adjournment or postponement of the meeting.

BY ORDER OF THE BOARD
/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer June 6, 2007

TABLE OF CONTENTS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
Questions and Answers about the Annual Meeting and Voting
Proposal 1
Proposal 2
Proposal 3
Proposal 4
Proposal 5
Proposal 6
Other Matter
Proxy Solicitation

GigaMedia Limited
Incorporated in the Republic of Singapore
Registration No.: 199905474H
REGISTERED OFFICE
8 Cross Street
#11-00 PWC Building
Singapore 048424

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING
Why did I Receive This Proxy Statement?
     We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to be used at the Company’s annual meeting of shareholders on June 29, 2007 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, or at any adjournment or postponement of the meeting.
Who Can Vote?
     You are entitled to vote if you owned the Company’s common stock on the record date, which is the close of business on May 31, 2007. Each share of the Company’s common stock that you own entitles you to one vote.
How Many Shares of Voting Stock Are Outstanding?
     On the record date, there were 52,732,357 shares of the Company’s common stock outstanding. Common stock is our only class of voting stock.
What May I Vote On?
1. Adoption of Audited Accounts
2. Approval of Re-Appointment of Auditors
3. Approval of Directors’ Remuneration
4. Approval for Authority to Allot and Issue Shares
5. Approval for Share Purchase Mandate
6. Adoption of GigaMedia Limited 2007 Equity Incentive Plan
7. Other Business
How Do I Vote?
     To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly in the prepaid envelope provided.
May I Revoke My Proxy?
     Your proxy may be revoked prior to its exercise by appropriate notice to the undersigned.
If I Plan To Attend The Meeting, Should I Still Vote By Proxy?

     Whether you plan to attend the meeting or not, we urge you to vote by proxy. Returning the proxy card will not affect your right to attend the meeting, and your proxy will not be used if you are personally present at the meeting and inform the Secretary in writing prior to the voting that you wish to vote your shares in person.
How Will My Proxy Get Voted?
     If you properly fill in your proxy card and send it to us, your proxy holder (the individual named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, the proxy holder will vote your shares as recommended by the Board of Directors.
How Will Voting On Any Other Business Be Conducted?
     Although we do not know of any business to be considered at the meeting other than the proposals described in this proxy statement, if any other business is presented at the meeting, your returned proxy gives authority to the proxy holder to vote on these matters in his discretion.

Proposal 1. ADOPTION OF AUDITED ACCOUNTS
     The Company seeks shareholders’ adoption of the audited accounts of the Company (the “Audited Accounts”), which have been prepared under Singapore Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2006. Along with the Audited Accounts, the Company seeks shareholders’ adoption of the Report of the Directors, Statement by Directors, and Auditor’s Report of the Company in respect of the same financial year.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.
     The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.
Proposal 2. APPROVAL OF RE-APPOINTMENT OF AUDITORS
     The Company seeks shareholders’ approval for the re-appointment of GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International, as the independent auditors of the Company to hold such office until the conclusion of the next Annual General Meeting of the Company. The Board of Directors also seeks shareholders’ approval to authorize the Board of Directors to fix the remuneration for GHP Horwath, P.C. and Paul Wan & Co. in respect of their service to the Company for the financial year ended December 31, 2007.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.
     The Board of Directors recommends a vote FOR this proposal.
Proposal 3. APPROVAL OF DIRECTORS’ REMUNERATION
     The Company seeks shareholders’ approval on the remuneration of Directors in an aggregated amount not exceeding US$700,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.
     The Board of Directors recommends a vote FOR this proposal.
Proposal 4. APPROVAL FOR AUTHORITY TO ALLOT AND ISSUE SHARES
     The Company is incorporated in Singapore. Under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), the Directors may exercise any power of the Company to issue new Shares only with the prior approval of the shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.
     Shareholders’ approval is sought to give Directors authority to allot and issue new Shares and other instruments convertible into Shares during the period from the Eighth Annual General Meeting to the earlier of the next Annual General Meeting or the period within which the next Annual General Meeting of the Company is required by law to be held.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.
     The Board of Directors recommends a vote FOR this proposal.
Proposal 5. APPROVAL FOR SHARE PURCHASE MANDATE
     The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.
     In managing the business of the Company and its subsidiaries (the “Group”), management strives to increase shareholders’ value by improving, inter alia, the return on equity of the Group. A share purchase by the Company is one of the ways through which the return on equity of the Group may be enhanced.
     A Share purchase is also an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, inter alia, the Company’s share capital structure and its dividend policy.

     The Company intends to use internal sources of funds or external borrowings or a combination of both to finance the Company’s purchase or acquisition of the Shares pursuant to the Share Purchase Mandate. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially and adversely affect the financial position of the Group.
     Share repurchase programmes may also help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.
     The Board of Directors recommends a vote FOR this proposal.
Proposal 6. ADOPTION OF GIGAMEDIA LIMITED 2007 EQUITY INCENTIVE PLAN
     The requirements for shareholders’ approval under the Companies Act extends to issuance of new Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Shares, and new Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to made, entered into or issued by the Company.
     Accordingly, shareholders’ approval is sought for the Plan and for the grant of options, awards and issuance of Shares as may be required to be issued pursuant to the exercise of the options and awards granted under the GigaMedia Limited 2007 Equity Incentive Plan, which is attached to this proxy statement as Appendix 1.
     The following is a summary of the material terms of the GigaMedia Limited 2007 Equity Incentive Plan.

Purpose	To provide equity-based incentives to participants to increase their efforts on behalf of the Company and its subsidiaries.

Eligibility	Individuals who are non-employee directors, officers and other employees, advisors and consultants providing services to the Company and its subsidiaries.

Shares Reserved for Issuance	2,000,000 shares of the Company’s common stock, subject to adjustment in the case of dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation or other similar corporate transaction.

Shares of common stock to be issued under the Plan may be unissued shares or shares repurchased by the Company, whether in the open market, in private transactions or otherwise.

If any part of an award granted under the Plan is forfeited, cancelled, exchanged or surrendered, or if an award terminates or expires without a distribution of common stock to the grantee, the shares of common stock subject to such award will be again available for awards under the Plan.

Administration	The Committee appointed by the Company’s Board of Directors will administer the plan but may delegate its authority to a subcommittee or to a group of Company management employees.

The Plan administrator has the right to determine (1) who will be selected for participation in the Plan; (2) the terms and conditions of any award granted under the Plan, including without limitation the number of shares of common stock to be subject to the award and whether the grant, vesting or payment of any award will be contingent upon the achievement of performance goals; and (3) to make any determinations necessary or desirable for administration of the Plan.

Types of Awards:

Options	Options are the opportunity to purchase shares of common stock in the future at a pre-determined purchase price, which under the Plan may not be less than the fair market value of the underlying shares on the date of grant.

Options granted under the Plan may be “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or nonqualified stock options.

Options granted under the Plan may have a term of not more than ten years; the agreement setting forth the terms of the option will contain terms with respect to vesting and exercisability as the Plan administrator will determine.

Options may be exercised by the payment of cash or by the exchange of common stock previously acquired by the option holder, through a so-called broker cashless exercise procedure approved by the Plan administrator, or a combination of the foregoing.

Stock Appreciation Rights (SARs)	An SAR confers the right to receive, with respect to each share subject to the SAR, cash or common stock equal to the excess of (1) the fair market value of a share of common stock on the date of exercise of the SAR over (2) the exercise price of the SAR, which may not be less than the fair market value of a share of common stock on the date of grant.

The Plan administrator has the right to determine whether an SAR will be payable in cash or common stock; the agreement setting forth the terms of the SAR will contain such other terms as the plan administrator may decide.

An SAR granted under the Plan may have a term of not more than ten years.

SARs granted under the Plan may be granted in tandem with a stock option or by itself; SARs granted in tandem with an option will be exercisable only to the extent the tandem stock option is exercisable and will have the same exercise price as the tandem stock option.

Restricted Stock	Restricted stock awards consist of shares of common stock which are subject to forfeiture and may not be transferred by the holder until the applicable vesting conditions lapse.

Holders of restricted stock granted under the Plan may be given certain rights of ownership such as the right to vote the shares and to receive dividends; the payment of dividends may be deferred until such time as the vesting conditions on the underlying stock have lapsed.

Restricted Stock Units	A restricted stock unit confers the right to receive common stock or cash, or a combination of common stock and cash, at such time as the applicable vesting conditions lapse.

The Plan administrator will determine whether cash or common stock, or a combination of common stock and cash, will be paid in respect of vesting restricted stock units.

The agreement setting forth the terms of the grant of restricted stock units will contain such other terms as the Plan administrator may decide, which may include the payment of dividend equivalents.

Other Equity-Based Awards	The value of other-equity-based awards granted under the Plan will be based on or related to the value of common stock; the type of awards to be granted and all terms and conditions of the awards will be determined by the Plan administrator.

Change in Control	Unless otherwise determined by the Plan administrator, upon a change in control of the Company (as defined in the Plan), all awards then outstanding under the Plan will become fully vested and/or exercisable, and any performance goals applicable to the awards will be deemed satisfied.

Amendment of Awards	The Plan administrator may amend any award granted under the Plan from time to time; however, no adverse amendment to any award will be effective without the award holder’s consent.

Term of Plan	Unless earlier terminated by the Company, the Plan will automatically expire on the tenth anniversary of its adoption.

Termination of Plan	The Plan may be terminated by the Company at any time; however, termination of the Plan will not adversely affect any award that is outstanding at the time of plan termination.

Amendment of Plan	The Plan may be amended by the Plan administrator at any time; however, no amendment to the Plan may adversely affect an award that is outstanding at the time of amendment without the award holder’s consent.

Governing Law	The laws of the Republic of Singapore.
     Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.
     The Board of Directors recommends a vote FOR this proposal.
OTHER MATTERS
     As of the date of this Proxy Statement, the Company does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Annual General Meeting.
     Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote at the Annual General Meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.
PROXY SOLICITATION
     The Company will pay the cost of preparing and mailing this proxy statement and form of proxy to its shareholders. The Company has retained Mackenzie Partners, Inc. to request banks and brokers to forward copies of these materials to persons for whom they hold common stock and to request authority for execution of the proxies.
GIGAMEDIA LIMITED

/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer
June 6, 2007

Appendix 1
GIGAMEDIA LIMITED
2007 EQUITY INCENTIVE PLAN
          1. Purpose; Types of Awards; Construction.
          The purposes of the GigaMedia Limited 2007 Equity Incentive Plan (the “Plan”) are to afford an incentive to non-employee directors, selected officers and other employees, advisors and consultants of GigaMedia Limited (the “Company”), or any Subsidiary that now exists or hereafter is organized, incorporated or acquired, to continue as non-employee directors, officers or employees, advisors or consultants, as the case may be, to increase their efforts on behalf of the Company and its Subsidiaries and to promote the success of the Company’s business. The Plan provides for the grant of Options (including Incentive Stock Options and Nonqualified Stock Options), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards (each term as defined herein).
          2. Definitions.
          For purposes of the Plan, the following terms shall be defined as set forth below:
               (a) “Award” means any Option, SAR, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted under the Plan.
               (b) “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.
               (c) “Board” means the Board of Directors of the Company.
               (d) “Change in Control” means a change in control of the Company, which will be deemed to have occurred if:
               (i) any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Company Stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company’s then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such transaction or, if the Company or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);
               (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;
               (iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or
               (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect), other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

               (v) Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of the Company Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.
               (e) “Code” means the Internal Revenue Code of 1986, as amended from time to time.
               (f) “Committee” means the committee of members of the Board appointed by the Board to administer the Plan.
               (g) “Company” means GigaMedia Limited, a company incorporated under the Companies Act, Chapter 50 of Singapore, or any successor corporation.
               (h) “Company Stock” means the ordinary shares of the Company.
               (i) “Effective Date” means the date that the Plan was approved by the shareholders of the Company.
               (j) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.
               (k) “Fair Market Value” means, with respect to Company Stock or other property, the fair market value of such Company Stock or other property determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee in good faith, the per share Fair Market Value of the Company Stock as of a particular date shall be calculated as the mean between the highest and lowest reported sales price per share of Company Stock on the national securities exchange on which the Company Stock is principally traded, for the last preceding date on which there was a sale of such Company Stock on such exchange.
               (l) “Grantee” means a person who, as a non-employee director, officer, other employee, advisor or consultant of the Company or a Subsidiary, has been granted an Award under the Plan.
               (m) “Incentive Stock Option” or “ISO” means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.
               (n) “Nonqualified Stock Option” or “NQSO” means any Option that is not designated as an ISO.
               (o) “Option” means a right, granted to a Grantee under Section 6(b), to purchase shares of Company Stock. An Option may be either an ISO or an NQSO, provided that ISOs may be granted only to employees of the Company or a Subsidiary.
               (p) “Other Stock-Based Award” means a right or other interest granted to a Grantee under Section 6(f) that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Company Stock, including but not limited to (i) unrestricted Company Stock awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Plan, and (ii) a right granted to a Grantee to acquire Company Stock from the Company containing terms and conditions prescribed by the Committee.
               (q) “Plan” means this GigaMedia Limited 2007 Equity Incentive Plan, as amended from time to time.
               (r) “Plan Year” means a calendar year.
               (s) “Restricted Stock” means an Award of shares of Company Stock to a Grantee under Section 6(d) that may be subject to certain restrictions and to a risk of forfeiture.
               (t) “Restricted Stock Unit” means a right granted to a Grantee under Section 6(e) to receive Company Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria.
               (u) “Securities Act” means the United States Securities Act of 1933, as amended.
               (v) “Stock Appreciation Right” or “SAR” means the right, granted to a Grantee under Section 6(c), to be paid an amount measured by the appreciation in the Fair Market Value of Company Stock from the date of grant to the date of exercise of the right.

               (w) “Subsidiary” means a “subsidiary corporation” of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.
          3. Administration.
          The Plan shall be administered by the Committee. The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Company Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award, including whether the grant, vesting, payment or other settlement of any Award may be subject to the attainment of performance goals; and to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; to make adjustments in the terms and conditions of, and the performance goals (if any) included in, Awards; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Award Agreements (which need not be identical for each Grantee); and to make all other determinations deemed necessary or advisable for the administration of the Plan, including without limitation the determination to delegate or authorize any of the above-listed powers to a subcommittee of the Committee or to a committee comprised of members of Company management. Notwithstanding the foregoing, neither the Board, the Committee nor their respective delegates shall have the authority to reprice (or cancel and regrant) any Option or, if applicable, other Award at a lower exercise, base or purchase price without first obtaining the approval of the Company’s shareholders.
          The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to a subcommittee of one or more of its members or to one or more agents (including members of Company management) such duties as it may deem advisable, and the Committee or any person or group to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including but not limited to the Company, any subsidiary of the Company or any Grantee (or any person claiming any rights under the Plan from or through any Grantee) and any shareholder.
          No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.
          4. Eligibility.
          Awards may be granted to selected non-employee directors, officers and other employees, advisors or consultants of the Company or any Subsidiary, in the absolute discretion of the Committee. In determining the persons to whom Awards shall be granted and the type of any Award (including the number of shares to be covered by such Award), the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.
          5. Stock Subject to the Plan.
          The maximum number of shares of Company Stock reserved for the grant of Awards under the Plan shall be 2,000,000 (all or any number of which may be granted as ISOs), subject to adjustment as provided herein. Such shares may, in whole or in part, be shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares of Company Stock subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award terminates or expires without a distribution of shares to the Grantee, or if shares of Company Stock are surrendered or withheld as payment of either the exercise price of an Award and/or withholding taxes in respect of an Award, such shares shall, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any Awards such related Awards shall be cancelled to the extent of the number of shares of Company Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan.
          In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Company Stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Company Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Grantees under the Plan, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Company Stock or other property (including cash) that may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Company Stock or other property (including cash) issued or issuable in respect of outstanding Awards, (iii) the exercise price, grant price, or purchase price relating to any Award; provided, that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(h) of the Code; and (iv) the performance goals applicable to outstanding Awards.

          6. Terms of Awards.
               (a) General. The Committee is authorized to grant the Awards described in this Section 6, under such terms and conditions as deemed by the Committee to be consistent with the purposes of the Plan. Each Award granted under the Plan shall be evidenced by an Award Agreement containing such terms and conditions applicable to such Award as the Committee shall determine at the date of grant or thereafter. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Company Stock, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. In addition to the foregoing, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.
               (b) Options. The Committee is authorized to grant Options to Grantees on the following terms and conditions:
               (i) Type of Award. The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as an ISO or an NQSO.
               (ii) Exercise Price. The exercise price per share of Company Stock purchasable under an Option shall be determined by the Committee, but in no event shall the exercise price of any Option be less than the Fair Market Value of a share of Company Stock on the date of grant of such Option. The exercise price for Company Stock subject to an Option may be paid in cash or by an exchange of Company Stock previously owned by the Grantee, through a “broker cashless exercise” procedure approved by the Committee (to the extent permitted by law), or a combination of the above, in any case in an amount having a combined value equal to such exercise price. An Award Agreement may provide that a Grantee may pay all or a portion of the aggregate exercise price by having shares of Company Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price withheld by the Company.
               (iii) Term and Exercisability of Options. Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided, that the Committee shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. An Option may be exercised to the extent of any or all full shares of Company Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.
               (iv) Termination of Employment. An Option may not be exercised unless the Grantee is then in the employ of, or a director of, or as an advisor or consultant providing services to the Company or a Subsidiary, and unless the Grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided, that the Award Agreement may contain provisions extending the exercisability of Options, in the event of specified terminations, to a date not later than the expiration date of such Option.
               (v) Special Provisions Applicable to Incentive Stock Options. Notwithstanding any other provisions of the Plan, the following terms shall apply to ISOs:
(1)	ISOs may be granted only to Participants who are employees of the Company or any Subsidiary.

(2)	The exercise price of an ISO shall be not less than 100% of the Fair Market Value of the Company Stock as of the date of grant; provided, that the exercise price of an ISO granted to a “ten percent shareholder” (within the meaning of 422(c)(5) of the Code) shall not be less than 110% of the Fair Market Value of the Company Stock as of the date of grant.

(3)	The term of an ISO granted to a ten percent shareholder shall be no longer than five years from the date of grant.

(4)	The aggregate Fair Market Value (determined as of the date of grant) of shares of Company Stock with respect to which ISOs are exercisable for the first time by a Grantee during any calendar year (under the Plan or under any other incentive stock option plan of the Company) shall not exceed $100,000.

(5)	In the event that the Code or the regulations promulgated thereunder applicable to ISOs are amended after the Effective Date of the Plan in a manner that would cause the provisions of this Section 6(b)(5) to be inconsistent with such amended sections, such amended sections shall be automatically incorporated into the Plan and shall apply to all ISOs to the extent permitted by the Code.
To the extent that an Option intended to qualify as an Incentive Stock Option does not qualify for such treatment, such Option shall be treated as a Nonqualified Stock Option.
               (vi) Other Provisions. Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Committee may prescribe in its discretion or as may be required by applicable law.
               (c) SARs. The Committee is authorized to grant Stock Appreciation Rights to Grantees on the following terms and conditions:
               (i) In General. Unless the Committee determines otherwise, an SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter or (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO. An SAR granted in tandem with an Option shall be exercisable only to the extent the underlying Option is exercisable. Payment of an SAR may made in cash, Company Stock, or other property as specified in the Award or determined by the Committee
               (ii) SARs. An SAR shall confer on the Grantee a right to receive an amount with respect to each share subject thereto, upon exercise thereof, equal to the excess of (1) the Fair Market Value of one share of Company Stock on the date of exercise over (2) the grant price of the SAR (which in the case of an SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other SAR shall be such price as the Committee may determine; provided, that the per share exercise price of an SAR may not be less than the Fair Market value of a share of Company Stock on the date of grant).
               (iii) Term and Exercisability of SARs. SARs shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided, that the Committee shall have the authority to accelerate the exercisability of any outstanding SAR at such time and under such circumstances as it, in its sole discretion, deems appropriate. An SAR may be exercised to the extent of any or all full shares of Company Stock as to which the SAR has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.
               (iv) Termination of Employment. An SAR may not be exercised unless the Grantee is then a director of, in the employ of, or otherwise providing services to the Company or a Subsidiary, and unless the Grantee has remained continuously so employed or continuously maintained such relationship since the date of grant of the SAR; provided, that the Award Agreement may contain provisions extending the exercisability of SARs, in the event of specified terminations, to a date not later than the expiration date of such SARs.
               (d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Grantees on the following terms and conditions:
               (i) Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. The Committee may place restrictions on Restricted Stock that shall lapse, in whole or in part, only upon the attainment of performance goals. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Grantee granted Restricted Stock shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.
               (ii) Forfeiture. Upon termination of employment with the Company and its Subsidiaries, or upon termination of the director or independent contractor relationship, as the case may be, during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends that are then subject to restrictions shall be forfeited; provided, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.
               (iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Grantee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company shall retain physical possession of the certificate.
               (iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in shares of unrestricted Company Stock having a Fair Market Value equal to the amount of such dividends. Company Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Company Stock or other property has been distributed.
               (e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Grantees on the following terms and conditions:
               (i) Award and Restrictions. Delivery of Company Stock or cash, as determined by the Committee, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee. The Committee may place restrictions on Restricted Stock Units that shall lapse, in whole or in part, only upon the attainment of performance goals.
               (ii) Forfeiture. Upon termination of employment with the Company and its Subsidiaries, or upon termination of the director or independent contractor relationship, as the case may be, during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Company Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid dividend equivalents that are then subject to deferral or restriction shall be forfeited; provided, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.
               (iii) Dividend Equivalents. The Committee may in its discretion determine whether Restricted Stock Units may be credited with dividend equivalents at such time as dividends, whether in the form of cash, Company Stock or other property, are paid with respect to the Company Stock. Any such dividend equivalents shall be credited in the form of additional Restricted Stock Units and shall subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such dividend equivalent was credited.
               (f) Other Stock-Based Awards. The Committee is authorized to grant Other Stock-Based Awards to Grantees in such form as deemed by the Committee to be consistent with the purposes of the Plan. Awards granted pursuant to this paragraph may be granted with value and payment contingent upon performance goals. The Committee shall determine the terms and conditions of such Awards at the date of grant or thereafter.
          7. Change in Control Provisions.
          Unless otherwise determined by the Committee and evidenced in an Award Agreement, in the event of a Change of Control:
               (a) any Award carrying a right to exercise that was not previously vested and exercisable shall become fully vested and exercisable; and
               (b) the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested, and any performance conditions imposed with respect to Awards shall be deemed to be fully achieved.
          8. General Provisions.
               (a) Nontransferability. Unless otherwise provided in an Award Agreement, Awards shall not be transferable by a Grantee except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative.
               (b) No Right to Continued Employment, etc. Nothing in the Plan or in any Award, any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of or to continue as a director of the Company or any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee’s employment, or director or independent contractor relationship.

               (c) Taxes. The Company or any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Company Stock, or any other payment to a Grantee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Company Stock or other property and to make cash payments in respect thereof in satisfaction of a Grantee’s tax obligations. The Committee may provide in the Award Agreement that in the event that a Grantee is required to pay any amount to be withheld in connection with the issuance of shares of Company Stock in settlement or exercise of an Award, the Grantee may satisfy such obligation (in whole or in part) by electing to have a portion of the shares of Company Stock to be received upon settlement or exercise of such Award equal to the minimum amount required to be withheld.
               (d) Shareholder Approval; Amendment and Termination.
               (i) The Plan shall take effect upon its approval by the shareholders of the Company.
               (ii) The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that an amendment that requires shareholder approval in order for the Plan to continue to comply with any applicable law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of shareholders. Notwithstanding the foregoing, no amendment to or termination of the Plan shall affect adversely any of the rights of any Grantee, without such Grantee’s consent, under any Award theretofore granted under the Plan.
               (e) Expiration of Plan. Unless earlier terminated by the Board pursuant to the provisions of the Plan, the Plan shall expire on the tenth anniversary of the Effective Date. No Awards shall be granted under the Plan after such expiration date. The expiration of the Plan shall not affect adversely any of the rights of any Grantee, without such Grantee’s consent, under any Award theretofore granted.
               (f) No Rights to Awards; No Shareholder Rights. No Grantee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Grantees. Except as provided specifically herein, a Grantee or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.
               (g) Unfunded Status of Awards. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award shall give any such Grantee any rights that are greater than those of a general creditor of the Company.
               (h) No Fractional Shares. No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares of Company Stock or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.
               (i) Regulations and Other Approvals.
               (i) The obligation of the Company to sell or deliver Company Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.
               (ii) Each Award is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Company Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Company Stock, no such Award shall be granted or payment made or Company Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.
               (iii) In the event that the disposition of Company Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Company Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Committee may require a Grantee receiving Company Stock pursuant to the Plan, as a condition precedent to receipt of such Company Stock, to represent to the Company in writing that the Company Stock acquired by such Grantee is acquired for investment only and not with a view to distribution.

               (iv) The Committee may require a Grantee receiving Company Stock pursuant to the Plan, as a condition precedent to receipt of such Company Stock, to enter into a shareholder agreement or “lock-up” agreement in such form as the Committee shall determine is necessary or desirable to further the Company’s interests.
               (j) Disclaimer of Liability. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but limited to the Company’s delay in issuing, or procuring the transfer of, shares of Company Stock or applying for or procuring the listing of such shares on any securities exchange.
               (k) Governing Law. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the Republic of Singapore without giving effect to the conflict of laws principles thereof. Grantees, by accepting Awards in accordance with the Plan, submit to the exclusive jurisdiction of the courts of the Republic of Singapore.